SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Atlas Minerals, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   049371-10-7
                                 -------------
                                 (CUSIP Number)

                             Richard F. Mauro, Esq.
                  Moye, Giles, O'Keefe, Vermeire & Gorrell LLP
                       1225 Seventeenth Street, 29th Floor
                             Denver, Colorado 80202
                                 (303) 292-2900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 19, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
[   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 20 Pages

CUSIP NO.: 049371-10-7                13D                     Page 2 of 20 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Lindner Asset Management, Inc.
   13-5503312
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Massachusetts
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            959,981 shares
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0 shares
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       959,981 shares
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     959,981 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IA
--------------------------------------------------------------------------------

CUSIP NO.: 049371-10-7                13D                     Page 3 of 20 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Pacholder Associates, Inc.
   31-1089398
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Ohio
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            822,841 shares
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0 shares
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       822,841 shares
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     822,841 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IA
--------------------------------------------------------------------------------

CUSIP NO.: 049371-10-7                13D                     Page 4 of 20 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   H.R. Shipes

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            789,927 shares
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0 shares
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       789,927 shares
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     789,927 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 049371-10-7                13D                     Page 5 of 20 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Gerald E. Davis

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            32,941 shares
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0 shares
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       32,941 shares
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     32,941 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 049371-10-7                13D                     Page 6 of 20 Pages


ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Atlas Minerals, Inc., a Colorado corporation (the "Issuer"). The Issuer's principal executive offices are located at 2323 South Troy Street, Suite 5-210, Aurora, Colorado 80014.

ITEM 2.  IDENTITY AND BACKGROUND

The persons filing this statement are:

Lindner Asset Management, Inc. ("Lindner"), a registered investment advisor whose principal executive offices are at 520 Lake Cook Road, Suite 380, Deerfield, Illinois 60015;

Pacholder Associates, Inc., a registered investment adviser whose principal executive offices are at 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236;

H.R. Shipes ("Shipes"), 11251 E. Camino del Sahuaro, Tucson, Arizona 85749, whose principal occupation is industrial distribution and whose principal place of business is Mining and Construction Suppliers, Inc., 2700 East Executive Drive, Suite 100, Tucson, Arizona 85706; and

Gerald E. Davis ("Davis"), 34 Lark Bunting Lane, Littleton, Colorado 80127, whose principal occupation is mining and whose principal place of business is Archangel Diamond Corporation, 10920 West Alameda, Suite 205, Lakewood, Colorado 80226. Davis is a former director and executive officer of the Issuer. (Collectively, Lindner, PAI, Shipes and Davis are referred to herein as the "Reporting Persons".)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which such reporting person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of the Reporting Persons acquired the shares of Common Stock owned by it or him pursuant to the Issuer's plan of reorganization (the "Plan") confirmed by the U.S. Bankruptcy Court in the District of Colorado on December 11, 1999. All of the shares of Common Stock which are subject to this Schedule 13D were issued to the Reporting Persons in satisfaction of certain claims they had against the Issuer.

None of the Reporting Persons acquired the Common Stock using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons entered into a Shareholders Agreement effective as of June 19, 2001 (the "Agreement"). The Reporting Persons entered into the Agreement as a result of their dissatisfaction with the Issuer's current Board of Directors and the business strategies currently being pursued by the Issuer. Pursuant to the Agreement, the Reporting Persons have agreed to act together in order to nominate and elect a slate of five directors. Pursuant to the Agreement, each Reporting Person has the right to designate one nominee, and such four nominees shall then appoint the fifth nominee. (To date, specific nominees have not been identified.) The Agreement further provides that each Reporting Person will vote the shares of Common Stock owned by them in favor of the director nominees proposed by the other Reporting Persons.

CUSIP NO.: 049371-10-7                13D                     Page 7 of 20 Pages


In order to implement the proposed change in the Issuer's Board of Directors, on June 27, 2001, the Reporting Persons delivered a written proposal to the Issuer's Board of Directors (the "Proposal"). The Proposal requests that existing directors resign and appoint as their successors the slate of directors to be named by the Reporting Persons. The Proposal was accompanied by a written demand (the "Demand") upon the Issuer that a special shareholders meeting be held by July 31, 2001. The Demand is based on provisions of Colorado law and also on the Issuer's Bylaws, both of which authorize shareholders to demand a meeting if the Company has failed to hold a shareholders meeting within a specified period time. The Reporting Persons intend to withdraw the Demand if the existing directors take the actions set forth in the Proposal.

The Agreement, Proposal and Demand are filed as Exhibits to this Schedule 13D and are incorporated herein by reference.

Each of the Reporting Persons may make purchases or sales of the shares of the Issuer's Common Stock at any time. Except as set forth in the Agreement or the Demand, none of the Reporting Persons has any definite plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. However, if the Reporting Persons acquire control of the Issuer's Board of Directors, then after evaluating the Issuer's management team, financial condition, operating results, business strategies and other aspects of its operations, the new Board of Directors may formulate plans or proposals that relate to, or could result in, one or more of the events enumerated in instructions (a) through (j) to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Lindner beneficially owns and has sole voting and dispositive power over 959,981 shares of Common Stock (such shares are owned by Linder Asset Allocation Fund) and shared voting and dispositive power over zero shares of Common Stock.

PAI beneficially owns and has sole voting and dispositive power over 822,841 shares of Common Stock and shared voting and dispositive power over zero shares of Common Stock. (PAI beneficially owns such shares of Common Stock as agent for the Pension Benefit Guaranty Corporation, which in turn serves as trustee for the Atlas Corporation Pension Plan.)

Shipes beneficially owns and has sole voting and dispositive power over 789,927 shares of Common Stock and shared voting and dispositive power over zero shares of Common Stock.

Davis beneficially owns and has sole voting and dispositive power over 32,941 shares of Common Stock and shared voting and dispositive power over zero shares of Common Stock.

Collectively, the Reporting Persons beneficially own and have sole voting and dispositive power over 2,605,690 shares of Common Stock and shared voting and dispositive power over zero shares of Common Stock. Each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock beneficially owned by it or him. Each of the Reporting Persons also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock beneficially owned by it or him.

None of the Reporting Persons have effected any transactions in the Issuer's securities during the last 60 days.

Although the Reporting Persons have agreed to vote their shares of Common Stock in accordance with the terms of the Agreement, each Reporting Person disclaims beneficial ownership of the Common Stock owned by the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons entered into the Agreement and made the Proposal and Demand described in ITEM 4 above. The Agreement, Proposal and Demand are filed as Exhibits to this Schedule 13D and are incorporated by reference herein.

CUSIP NO.: 049371-10-7                13D                     Page 8 of 20 Pages


Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement concerning the joint filing of this Schedule 13D and any amendment or amendments hereto, which is filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed herewith:

Exhibit A - Agreement among the Reporting Persons relating to joint filing as required by Rule 13d-1(k)

Exhibit B - Shareholders Agreement entered into as of June 19, 2001 by and among the Reporting Persons

Exhibit C - Proposal and Demand Letters delivered by the Reporting Persons dated June 26, 2001

CUSIP NO.: 049371-10-7                13D                     Page 9 of 20 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    PACHOLDER ASSOCIATES, INC., as agent for the PENSION BENEFIT GUARANTY CORPORATION, as trustee for ATLAS CORPORATION PENSION PLAN


Dated: 6/28/01                      By: /s/ David A. Groshoff
                                       -----------------------------------------
                                       Senior  V.P. & Assistant General Counsel

                                    LINDNER ASSET MANAGEMENT, INC.


Dated: 6/29/01                      By: /s/ Robert Miller
                                       -----------------------------------------
                                       Vice President


Dated: 6/28/01                      /s/ H. R. Shipes
                                    --------------------------------------------
                                    H. R. Shipes


Dated: 6/28/01                      /s/ Gerald E. Davis
                                    --------------------------------------------
                                    Gerald E. Davis

CUSIP NO.: 049371-10-7                13D                    Page 10 of 20 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                        PURSUANT TO RULE 13d-1(k) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


     Pacholder Associates, Inc., Lindner Asset Management, Inc., H.R. Shipes and Gerald E. Davis, each hereby agrees that the Schedule 13D filed herewith, and any amendments thereto, relating to the ownership of shares of Common Stock, $0.001 par value per share, of Atlas, Inc. is filed jointly on behalf of such persons.


                                   PACHOLDER ASSOCIATES, INC., as agent for the PENSION BENEFIT GUARANTY CORPORATION, as trustee for ATLAS CORPORATION PENSION PLAN

Dated: 6/28/01                     By: /s/ David A. Groshoff
                                      -----------------------------------------
                                      Senior V.P. & Assistant General Counsel

                                   LINDNER ASSET MANAGEMENT, INC.


Dated: 6/29/01                     By: /s/ Robert Miller
                                      -----------------------------------------
                                      Vice President

Dated: 6/28/01                     /s/ H. R. Shipes
                                   --------------------------------------------
                                   H. R. Shipes


Dated:  6/28/01                    /s/ Gerald E. Davis
                                   --------------------------------------------
                                   Gerald E. Davis

CUSIP NO.: 049371-10-7                13D                    Page 11 of 20 Pages

                                    EXHIBIT B
                                    ---------


                             SHAREHOLDERS AGREEMENT


     THIS SHAREHOLDERS AGREEMENT dated and effective as of June 18, 2001 is between Lindner Investments ("Lindner"), Pension Benefit Guaranty Corporation ("PBGC"), H.R. Shipes ("Shipes") and Gerald E. Davis ("Davis"), collectively, the "Group" or "Shareholders."

                                    RECITALS:

A. The Shareholders each own the amount of stock in Atlas Minerals, Inc. ("Target") set forth on Exhibit A.

B. The Shareholders desire to elect members of the Board of Directors of Target of their choosing so that the Board of Directors of Target will consist of a majority of their nominees/designees.

C. The Shareholders desire to enter into this Agreement to accomplish the above takeover of control of the Target by electing their nominees/designees to the Board of Directors of Target and to set forth certain responsibilities among them.

D. Section 7-107-302 of the Colorado Business Corporation Act authorizes shareholders to enter into voting agreements.


     NOW,THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and other good and valuable, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. VOTING. During the term of this Agreement, each of the Shareholders agrees to vote all shares of the Target owned (legal and beneficial ownership) by him and to vote all shares of others for which he acts as duly appointed proxy, in favor of the election (and in opposition to the removal) of the following slate of Directors at all meetings of shareholders of the Target (or in consents in lieu of a meeting):

                             Davis, or his designee
                             Shipes, or his designee
                        One person designated by Lindner
                          One person designated by PBGC
      One person selected by a majority in number of the above four persons

In all other items to be voted upon by the Shareholders, they will be free to vote, as each deems appropriate.

2. TERM. Unless earlier terminated by mutual agreement of the parties, this Agreement shall remain in full force and effect for a period of three months after the date first set forth above; provided however, that this Agreement

CUSIP NO.: 049371-10-7                13D                    Page 12 of 20 Pages


shall be automatically renewed for consecutive three month periods unless one party gives written notice, at least ten days prior rto the end of the respective term, of his intention not to extend the Agreement.

3. FURTHER ASSURANCES. The parties agree to execute and deliver any proxies, consents, instruments, or other documents, and to take such actions as may be reasonably requested or required in order to satisfy the purposes and intent of this Agreement.

4. SHAREHOLDER RESPONSIBILITIES. As part of the Group each Shareholder will be responsible for fulfilling the obligations set forth opposite his name:

Lindner
Investments         funding of 52.87% of the legal  costs  incurred  pursuant to the Fee Agreement with legal counsel (including the $25,000 initial refundable retainer);

Pension Benefit
Guaranty
Corporation         funding of 45.32% of the legal  costs  incurred  pursuant to the Fee Agreement with legal counsel (including the $25,000 initial refundable retainer);

H.R. Shipes         oversight of administrative  needs and efforts of the Target and Group as determined by the the Group (including, but not limited to, internal accounting and book keeping, compliance issues regarding the SEC and other governmental entities, coordinating efforts with legal counsel, and assisting with efforts related to the marketing and sale of existing assets of the Target).

Gerald E. Davis     (1) funding of 1.81% of the legal costs incurred pursuant to the Fee Agreement with legal counsel  (including the $25,000
                    initial   refundable   retainer);   and  (2)  management  of
                    administrative  needs and efforts of the Target and Group as determined  by the the Group  (including  but not limited to the internal accounting and book keeping,  compliance issues
                    regarding   the  SEC  and   other   governmental   entities,
                    coordinating efforts with legal counsel, and assisting with efforts related to the marketing and sale of existing assets of the Target).

     It is understood and agreed that any director, performing services beyond his role as a director, will be entitled to receive reasonable compensation from the Target (to be determined by the Board of Target) for his services on behalf of the Target.

CUSIP NO.: 049371-10-7                13D                    Page 13 of 20 Pages


5. FAXES/COUNTERPARTS. This Agreement may be signed and delivered by fax, and may be signed in counterparts, each counterpart constituting one and the same original.

         Dated as of the date first written above.

PACHOLDER ASSOCIATES, INC., as agent for the PENSION BENEFIT GUARANTY CORPORATION as trustee for ATLAS CORPORATION PENSION PLAN


By: /s/ David A. Groshoff
   ----------------------------------
Title: Senior Vice President &
       Assistant General Counsel

LINDNER INVESTMENTS


By: /s/ Robert Miller
   ----------------------------------
Title: Vice President
      -------------------------------


/s/ Gerald E. Davis
-------------------------------------
Gerald E. Davis


/s/ H. R. Shipes
-------------------------------------
H.R. Shipes

CUSIP NO.: 049371-10-7                13D                    Page 14 of 20 Pages


                                    EXHIBIT A

Shareholder                      Number of Shares           Per Cent Outstanding
-----------                      ----------------           --------------------

Lindner Investments                   959,981                     15.83%

Pension Benefit Guaranty Corp.        822,841                     13.57%

H.R. Shipes                           789,927                     13.03%

Gerald E. Davis                        32,981                 less than 1.0%

CUSIP NO.: 049371-10-7                13D                    Page 15 of 20 Pages


                                   EXHIBIT C

                          PROPOSAL AND DEMAND LETTERS
                          ---------------------------


                  MOYE, GILES, O'KEEFE, VERMEIRE & GORRELL LLP
                      1225 SEVENTEENTH STREET, 29TH FLOOR
                          DENVER, COLORADO 80202-5529
                      (303) 292-2900   FAX (303) 292-4510



                                  June 26, 2001




Board of Directors
Atlas Minerals Inc.
2323 S. Troy Street, Suite 5-210
Aurora, Colorado  80014

Gentlemen:

     This firm represents the three largest shareholders of Atlas Minerals Inc. (the "Company") and its former President, Gerald E. Davis, all of whom have agreed to act in concert with respect to the matters set forth in this letter (collectively referred to as "Shareholder Group"). The identities of the three shareholders and their shareholdings as reflected on the Company's recently filed Form 10-KSB are:

                  Lindner Investments--959,981 shares (15.83%)
          Pension Benefit Guaranty Corporation--822,841 shares (13.57%)
                      H.R. Shipes--789,927 shares (13.03%)

     This Shareholder Group has come together due to its members' grave concerns about recent decisions of the Board of Directors and management of the Company and about the direction of the Company as a result of these decisions. Further, these shareholders are quite concerned that they have not been provided a forum in which to express their views on these issues because the Company has not held a shareholders' meeting since its inception in 1999 and, as a consequence, the Board and management have been entrenched in their positions with no accountability to the owners of the Company, its shareholders.

     The attached letter sets forth the Shareholder Group's demand to call a shareholders meeting. Without limiting the force and effect of the attached letter, but in the interest of accommodation and settlement, the purpose of this letter is to propose a more efficient, less costly, and less emotionally charged means to achieve the result the Shareholder Group is seeking. Namely each current member of the Board will resign serially, and the remaining Board members and new Board members will elect the new Board from the list to be provided by the Shareholders Group.

CUSIP NO.: 049371-10-7                13D                    Page 16 of 20 Pages


Board of Directors Atlas Minerals, Inc.
Page 2
June 26, 2001




     We hope you decide that the method proposed above is the preferable way to proceed in this matter, and we are prepared to meet regarding implementation of this proposal as soon as possible.


                                            Very truly yours,


                                            /s/ Richard F. Mauro
                                            Richard F. Mauro

CUSIP NO.: 049371-10-7                13D                    Page 17 of 20 Pages


                  MOYE, GILES, O'KEEFE, VERMEIRE & GORRELL LLP
                      1225 SEVENTEENTH STREET, 29TH FLOOR
                          DENVER, COLORADO 80202-5529
                      (303) 292-2900   FAX (303) 292-4510




                                  June 26, 2001


Board of Directors
Atlas Minerals Inc.
2323 S. Troy Street, Suite 5-210
Aurora, Colorado  80014

Gentlemen:

     This firm represents the three largest shareholders of Atlas Minerals Inc. (the "Company") and its former President, Gerald E. Davis, all of whom have agreed to act in concert with respect to the matters set forth in this letter (collectively referred to as "Shareholder Group"). The identities of the three shareholders and their shareholdings as reflected on the Company's recently filed Form 10-KSB are:

                  Lindner Investments--959,981 shares (15.83%)
          Pension Benefit Guaranty Corporation--822,841 shares (13.57%)
                      H.R. Shipes--789,927 shares (13.03%)

     This Shareholder Group has come together due to its members' grave concerns about recent decisions of the Board of Directors and management of the Company and about the direction of the Company as a result of these decisions. Further, these shareholders are quite concerned that they have not been provided a forum in which to express their views on these issues because the Company has not held a shareholders' meeting since its inception in 1999 and, as a consequence, the Board and management have been entrenched in their positions with no accountability to the owners of the Company, its shareholders.

     As a result of the foregoing concerns, we have been authorized by the Shareholder Group members (as evidenced by their signatures set forth below) to write this letter to demand, pursuant to Article II, Section 2 of the Company's Bylaws, and pursuant to Section 7-107-103 of the Colorado Business Corporation Act, that the Chief Executive Officer or President call a meeting of shareholders to be held as soon as practicable, but in any event by July 31, 2001. The sole purpose of the meeting shall be to elect five directors to serve until their successors are duly elected and qualified. The members of the Shareholder Group have agreed to present a slate of five persons to be elected directors. The names of the persons to be proposed as directors will be furnished to you under a separate letter.

CUSIP NO.: 049371-10-7                13D                    Page 18 of 20 Pages



Board of Directors Atlas Minerals, Inc.
June 26, 2001
Page 2


     We do not intend to solicit proxies such that the Company will have to file a Proxy Statement with the Securities and Exchange Commission ("SEC"). We anticipate that a majority of the Company's outstanding shares will be present at the meeting and will vote in favor of the slate of directors proposed by the Shareholder Group. Accordingly, we think it would be a waste of the Company's human, financial and other resources for the Board to authorize preparation and filing of a Proxy Statement with the SEC. We would view such a filing as a blatant attempt by the Board to preserve its current status against the will of a majority of the Company's shareholders. Such a filing could also have the effect of delaying the shareholders meeting beyond the date set forth above, a meeting already long overdue. The meeting needs to occur as quickly as possible in order to allow the shareholders of the Company the tardy opportunity to express themselves, by corporate vote, on the constituency of the Board of Directors to lead the future business opportunities of the Company.

     We acknowledge that the Company will be required to file a Schedule 14C with the SEC with respect to the action proposed at this meeting. We do not believe the filing of a Schedule 14C should delay the meeting beyond July 31, 2001, if the Board is prompt and diligent in preparing and filing the Schedule 14C with the SEC. In this regard we will cooperate with the Company's personnel in the preparation of such Schedule, and will also provide any information required to prepare disclosure of matters relating to Shareholder Group, its director nominees and the Group's future intentions. We wish to advise you that the Shareholder Group will file a Schedule 13D with the SEC when required which will contain disclosures of the constituents and intentions of the Shareholder Group.

     The Shareholder Group also demands to see a complete list of shareholders entitled to vote at the proposed meeting pursuant to Article II, Section 6 of the Company's Bylaws and Section 7-107-202 of the Colorado Business Corporation Act.

     Given the voting control held by the Shareholder Group, we believe that any delay or resistance to the Board changes and actions proposed in this letter will only result in a waste of corporate assets and the possible loss of future business opportunities. We therefore expect that the Board will take the necessary actions in a timely manner to accomplish the meeting on the date proposed above. We are, however, prepared to exercise our rights under Section 7-107-103 of the Colorado Business Corporation Act to have a court ordered meeting scheduled, if necessary. Further, if delays occur, we would seek legal redress against the Board for damages, which result from such delays.

     We would appreciate your prompt response indicating how you intend to proceed on the demands set forth in this letter. We are prepared to meet with you at any reasonable time in the next few days to discuss the matters in this letter.

CUSIP NO.: 049371-10-7                13D                    Page 19 of 20 Pages


Board of Directors Atlas Minerals, Inc.
June 26, 2001
Page 3


     The approval of shareholders, set forth below, may be signed in one or more counterparts, each of which shall be deemed an original, and collectively shall be one and the same instrument.

                                              Very truly yours,


                                              /s/ Richard F. Mauro
                                              Richard F. Mauro

CUSIP NO.: 049371-10-7                13D                    Page 20 of 20 Pages


Board of Directors Atlas Minerals, Inc.
June 26, 2001
Page 4



     The undersigned approve the contents of this letter written on their behalf and at their direction:

PACHOLDER ASSOCIATES, INC., as agent for the PENSION BENEFIT GUARANTY CORPORATION
As trustee for ATLAS CORPORATION PENSION PLAN


By: /s/ David A. Groshoff
   ------------------------------
Title: Senior Vice President &
       Assistant General Counsel

LINDNER INVESTMENTS, on behalf of
LINDER ASSET ALLOCATION FUND


By: /s/ Robert Miller
   ------------------------------
Title: Vice President
      ---------------------------


/s/ Gerald E. Davis
--------------------------------
Gerald E. Davis


/s/ H.R. Shipes
--------------------------------
H.R. Shipes